BONE BIOLOGICS CORPORATION

2 Burlington Woods Drive, Suite 100

Burlington, MA 01803

October 4, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Bone Biologics Corporation.
Registration Statement on Form S-1
Filed September 23, 2022
File No. 333-267588

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bone Biologics Corporation., a Delaware corporation, respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on Thursday, October 6, 2022, or as soon thereafter as is practicable. Please call our CFO, Deina Walsh at 585-775-7014 to provide notice of effectiveness.

Very truly yours,

BONE BIOLOGICS CORPORATION.

By:	/s/ Jeffrey Frelick
Jeffrey Frelick
Chief Executive Officer